

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2015

Via E-mail
William McGrath
Executive Vice President and Chief Financial Officer
EVINE Live, Inc.
6740 Shady Oak Road
Eden Prairie, MN 55344-3433

      Re: EVINE Live, Inc.
               Form 10-K for the Fiscal Year Ended February 1, 2014
               Filed March 31, 2014
               File No. 0-20243

Dear Mr. McGrath:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jennifer Thompson

               Jennifer Thompson
               Accounting Branch Chief